UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 3, 2010

Commission File Number: 001-33916

GEROVA FINANCIAL GROUP, LTD.

Cumberland House, 5th Floor
1 Victoria Street
Hamilton, HM 11
Bermuda
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

All references in this Form 6-K   to “Gerova,” “the Company,” “we”, “us”, and “our” refer to GEROVA Financial Group, Ltd., a Bermuda corporation.  In addition, all references to (i) our authorized and outstanding ordinary shares, (ii) the per share prices of our ordinary shares, (iii) our outstanding warrants and (iv) exercise prices of our outstanding warrants, give pro-forma effect to the May 2010 conversion into ordinary shares of all Series A preferred shares issued in January 2010 and a one-for-five reverse share consolidation consummated on November 22, 2010.

Other Events

On January 20, 2010, we entered into a registration rights agreement, as amended and restated on April 23, 2010, with the record holders of substantially all of our Series A preferred shares issued in January 2010; which preferred shares were subsequently converted into 24,741,667 ordinary shares (123,708,833 shares prior to our recent share consolidation, representing approximately 88.75% of our outstanding shares).   Under the terms of such agreement, (a) we agreed to prepare and file a registration statement with the Securities and Exchange Commission (“SEC”) registering such ordinary shares for resale under the Securities Act of 1933, as amended (the “Resale Registration Statement”) and undertook to cause such Resale Registration Statement to be declared effective on or before January 31, 2011, and (b) the holders of such ordinary shares agreed not to effect any resales or distributions of such shares until the latest to occur of (i) delivery of the audits of the December 31, 2009 net asset values of the funds that were our counterparties in a series of transactions that we completed on January 20, 2010 (the “Counterparty Funds”), (ii) January 31, 2011, or (iii) the effective date of the aforesaid Resale Registration Statement. As of the date of this report, the Resale Registration Statement has not been filed with the SEC.  As set forth below, it is highly unlikely that our 24,741,667 ordinary shares will be registered under the Securities Act and be available for resale on January 31, 2011. Accordingly, the shares will continue to be restricted as set forth in the agreements and described above.

The audited net asset values of the assets of the Counterparty Funds are necessary in order for us to prepare the financial statements required to be included in the Resale Registration Statement.  These audited net asset values were originally due to be delivered to us by March 31, 2010; however, certain of the Counterparty Funds only delivered to us their financial statements in November 2010.  This has resulted in a delay in the preparation of the Resale Registration Statement, which we have not yet filed with the SEC. Although we intend to file the Resale Registration Statement as soon as is reasonably practicable, it is highly unlikely that such Resale Registration Statement will be declared effective by the SEC prior to January 31, 2011.

Pursuant to the registration rights agreement, we are subject to share penalties to the holders of our shares under the registration rights agreement in an amount equal to 1% of the number of ordinary shares owned by such holders for each month, or part thereof, commencing February 2011 that the Resale Registration Statement is not declared effective, up to a maximum penalty of 10% of such ordinary shares. The penalty, if any, is payable in kind by the delivery of additional ordinary shares.

Where to Find Additional Information

Gerova is a foreign private issuer. As such, the dates on which it is required to file annual or periodic reports under the Securities Exchange Act of 1934, as amended, are not the same as are required for domestic issuers.  In addition certain proxy statements and related materials sent to shareholders are not subject to review and comment by the Securities and Exchange Commission (the “SEC”).  Copies of all documents filed by Gerova will be available at the website maintained by the SEC at www.sec.gov.  Copies of such filings can also be obtained, without charge, by directing a request to Gerova at the address on the cover page of this report.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

GEROVA FINANCIAL GROUP, LTD.
December 3, 2010
	By:	/s/ Joseph J. Bianco
Joseph J. Bianco
Chief Executive Officer